CARNIVAL DOGS BREWING CO.

A pop-culture craft brew pub with a deli-style kitchen, driven by music and immersive nostalgia



facebook.com/carnivaldogsbrewingco Sarasota, FL

Highlights

1. 30+ perfected brew recipes developed over nine years.
2. Founders have 50+ years combined experience in food and beverage.
3. Veteran-Founded brand with a cinematic, pop-culture identity.
4. Unique brew pub with an open deli-style kitchen and immersive atmosphere.
5. Complete business plan, financial model, and build-out projections finished.
6. Startup costs fully mapped with a clear $574K opening budget.
7. Strong community appeal with a nostalgia-driven, photo-ready taproom concept.

Team



Tristan Garrison Director of Operations

28+ years in restaurant management and culinary leadership. Oversaw high-volume operations, menu development, and staff training in multiple Food and Beverage environments.



Jacob Garrison Head Brewer

20+ years in the food and beverage industry with expertise in beer, wine, and distillation. Developed all 30+ Carnival Dogs brew recipes and created the brewery's entire production system from scratch.



Justin Garrison Creative Director

19+ years in digital design and marketing. Built the full Carnival Dogs brand identity, social media presence, and investor materials. Military veteran with advanced experience in strategic communication and visual storytelling.

Craft Beer With a Cinematic Soul

Our Story

Carnival Dogs Brewing Co. began with three brothers, a garage full of experiments, and a shared love for flavor, film, music, video games and community. Over seven years, we created more than thirty unique brew recipes and built a full brand identity inspired by pop culture and nostalgic memories. Now we are ready to bring that vision to life through a brew pub with an open deli-style kitchen in Sarasota, Florida area.

Our goal is simple.

We want to create a place that feels like stepping into your favorite soundtrack. Warm lighting, themed decor, great food, and craft beer that has been refined through years of patient work.

With more than fifty years of combined experience in the food and beverage world, we understand what a memorable guest experience looks like. We have managed restaurants, built teams, run kitchens, led training, designed brands, and crafted drinks that keep people coming back. Carnival Dogs Brewing Co. represents everything we have learned and everything we believe a modern brew pub should deliver.

deliver.

Why We Are Building This

Craft beer remains one of the most creative spaces in hospitality, yet the market is ready for the next evolution. People want more than cold drinks. They want atmosphere and meaning. The most successful brands today win because they offer a full experience, not only a product.

We built Carnival Dogs Brewing Co. with that idea at the center.

A cinematic setting filled with nostalgic energy.

A pop culture inspired open deli kitchen.

A lineup of beers with personality and storytelling behind every label.

This is not a small taproom with a few stools.

This is a destination that welcomes people to relax, celebrate, share moments, listen to music and feel connected.

Florida continues to grow at an incredible pace. Sarasota is expanding with new residents, tourism and food culture. The community is vibrant and supportive, yet the craft beer scene still has room for a concept like ours. There is real demand for a brew pub that serves thoughtful food, flavorful brews and an immersive atmosphere.

We have a complete plan, a detailed budget, and a strong foundation. Our startup costs, financial projections, and equipment lists are organized and ready. We know exactly what we need to open, operate, and flourish.

Why Invest

Investing in Carnival Dogs Brewing Co. means supporting more than a brewery.

It means joining a brand with real personality and room to grow.

You are supporting a company that has:

• More than thirty finished brew recipes

• A complete brand identity already in place

• An open deli-style kitchen that adds steady revenue

• A scalable business model

• A long term plan for additional taprooms

• A veteran founded team with decades of experience

• A cinematic and nostalgic aesthetic that stands out in the market

Your investment will help secure our facility, complete our build out, finance our brewhouse equipment, and fund our first year of production.

Our Vision

Open our **Sarasota area brewpub**.

Build a **strong community following**.

Release **four packs and six packs** for customers to take home.

Grow a brand known for **flavor, creativity, and atmosphere.**

Our vision can be **larger than one brewpub** with the possibility to open multiple brewpubs.

We are building a regional name with **devoted fans** with a cult-like following.

Join Us

Carnival Dogs Brewing Co. is built on **passion, creativity, and commitment**.

We have **created the brand**.

We have **refined the product**.

We have **built the plan**.

Now we are **inviting investors** to help us bring it to life.

If you love **craft beer and food, community, creativity and unforgettable experiences**, we welcome you to join the Carnival Dogs Brewing Co. family.